NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

June 5, 2024

Doris Stacey Gama

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBD Life Sciences Inc.

Offering Statement on Form 1-A

Filed May 2, 2024

File No. 024-12430

Dear Ms. Gama:

This is in response to the letter of comment of the Staff dated May 29, 2024, relating to the captioned Offering Statement on Form 1-A of CBD Life Sciences, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Offering Statement on Form 1-A

Cover Page

1.	Please revise the cover page to state that the terms of the offering, including the offering price, were determined arbitrarily, as you have done on page 12.

Please be advised that the subject disclosure has been revised, in response to such comment.

2.	We note that this offering is being conducted on a best-efforts basis. If true, please disclose that no funds will be placed in an escrow account during the offering period, as stated on page 15.

Please be advised that the subject disclosure has been revised, in response to such comment.

Offering Circular Summary Our Company, page 2

3.	Please revise the Summary to provide a balanced view of the company and its business operations. For instance, please state that the company's current cash position of approximately $5,000 is not adequate for the company to maintain its present level of operations through the remainder of 2024, and that you must obtain additional capital from third parties in order to implement your business plans and to remain in business as you have stated on page 24.

Please be advised that the subject disclosure has been revised, in response to such comment.

Risk Factors

We currently depend on the efforts of Chief Executive Officer..., page 5

4.	We note your statement on page 5 that you have not entered into an employment agreement with Mrs. Nelson. However, you also state on page 28 that Mrs. Nelson entered into an employment agreement with the company for a term of five years. Please reconcile.

Please be advised that the subject disclosure has been revised and reconciled, in response to such comment.

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Transferability of the Offered Shares, page 17

5.	We note your disclosure that the Offered Shares will be "freely transferrable, subject to any restrictions imposed by applicable securities laws or regulations." Please provide a summary of the applicable laws and regulations that may impact the transferability of the Offered Shares.

Please be advised that the subject disclosure has been revised, in response to such comment, to state that the Offered Shares will be freely transferrable.

Our Business, page 20

6.	You state that you recently began developing and manufacturing your own CBD products and that your primary focus is to continue to develop and market such products as well as continuing to act as a retailer of products of other suppliers and manufacturers. Please describe the type of products you sell on behalf of other suppliers and manufacturers and discuss how much of your business is composed of acting as a retailer of products by third parties.

Please be advised that the subject disclosure has been revised, in response to such comment.

Our Products, page 20

7.	You state that your products' CBD ingredients are derived from hemp through a "specialized extraction process". Please clarify if you conduct this process in-house or through a third party and explain your use of the term "specialized" in this context.

Please be advised that the subject disclosure has been revised and clarified to remove the term “specialized,” in response to such comment.

Suppliers, page 21

8.	You state that your vendors have represented to you that their manufacturing facilities follow FDA required guidelines and regulation. Please discuss the supplies these vendors are supplying you. Further, you state on page 6 that you are dependent upon suppliers and have entered into agreements with certain suppliers and manufacturers. If material, please discuss the terms of such agreements and file them as exhibits, or otherwise advise.

Please be advised that the subject disclosures have been revised, in response to such comment.

Employees, page 22

9.	You state that Lisa Nelson, your chief executive officer, president, chief financial officer, treasurer, and director only devotes between 60% to 80% of her time to the business and Brianna Nelson, your chief marketer, only devotes 80% of her time. Please include a risk factor, where appropriate, noting that your officers are not exclusively employed by or focused on the operation of the business. Further, we note that on page 25 you list Brianna Nelson as the chief product developer and director and you list Matthew McGee as your chief marketing officer. Please reconcile.

Please be advised that the subject disclosure has been revised and reconciled, in response to such comment.

Regulation with Respect to CBD, page 22

10.	Please revise this section to include a more detailed description of the regulatory landscape applicable to the company, its operations and its products. Further, please list any licenses or permits businesses in your industry need in order to conduct operations, if any.

Please be advised that the subject disclosure has been revised, in response to such comment.

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Directors and Executive Officers, page 25

11.	We note your table identifying your executive management. Please also include a column indicating the approximate hours per week for each part-time employee as required by Item 10(a) of Form 1-A (Part II).

Please be advised that the subject disclosure has been revised, in response to such comment. In this regard, please note Mrs. Nelson’s new employment agreement filed as Exhibit 6.6.

_______________________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: CBD Life Sciences, Inc.

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